UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 4, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5 New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-half of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment No. 1 to Business Combination Agreement

On September 4, 2024, Atlantic Coastal Acquisition Corp. II (“ACAB”) entered into an amendment to the business combination agreement (as amended, the “Business Combination Agreement”) with Abpro Corporation (“Abpro”) and Abpro Merger Sub Corp., pursuant to which 600,601 shares of Series A common stock of the surviving company will be issued at closing to ACAB’s sponsor, Atlantic Coastal Management II LLC (the “Sponsor”) in lieu of repayment of $2,000,000 of Unpaid SPAC Expenses (as defined in the Business Combination Agreement) owed to the Sponsor as a result of advances made by the Sponsor to ACAB.

Item 3.02.	Unregistered Sales of Equity Securities

The information disclosed under Item 1.01 of this Report is incorporated into this Item 3.02 to the extent required herein. The securities of ACAB that may be issued to the Sponsor under the Business Combination Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information and Where to Find It

In connection with the Business Combination and the transactions contemplated thereby (the “Proposed Transactions”), ACAB has filed a Registration Statement on Form S-4, with the SEC, which includes the Proxy/Information Statement to be distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed Transactions, and an information statement to Company’s stockholders regarding the Proposed Transactions. After the Registration Statement has been declared effective, ACAB will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they contain important information about ACAB, the Company and the Proposed Transactions. When available, investors and security holders may obtain free copies of the Proxy/Information Statement and definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Registration Statement and other relevant materials filed or to be filed with the SEC regarding the Proposed Transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with the Company; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which the Company is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and the Company; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, the Registration Statement on Form S-4 filed with the SEC on April 2, 2024, the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor the Company presently know or that ACAB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. ACAB and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and the Company may elect to update these forward-looking statements at some point in the future, ACAB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor the Company gives any assurance that either ACAB or the Company, or the combined company, will achieve its objectives.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Amendment No. 1 to Business Combination Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 4, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer

Exhibit 10.1

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT, dated as of September 4, 2024 (this “Amendment”), to the BUSINESS COMBINATION AGREEMENT (the “Agreement”), dated as of December 11, 2023, by and among (a) Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “SPAC”), (b) Abpro Merger Sub Corp, a Delaware corporation and (c) Abpro Corporation, a Delaware corporation (the “Company”). The SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement.

WITNESSETH:

WHEREAS, pursuant to and in accordance with Section 8.3 of the Agreement, the Agreement may be amended or modified by a written agreement executed and delivered by the SPAC and the Company; and

WHEREAS, the SPAC and the Company desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties agree as follows:

Section 1. Amendments to the Agreement.

(A) The following shall be added at the end of Section 2.1(a) of the Agreement as a new Section 2.1(a)(ix):

(ix) At the Effective Time, in lieu of the obligation to pay to the Sponsor $2,000,000 of Unpaid SPAC Expenses, the Surviving Corporation shall issue 600,601 shares of Series A Common Stock of the Surviving Corporation to the Sponsor (the “Additional Sponsor Shares”).

(B) The last “and” in Section 2.7(k)(iii) shall be deleted.

(C) The following shall be added after Section 2.7(k)(iii) and Section 2.7(k)(iv) shall be renumbered Section 2.7(k)(v):

(iv) SPAC shall issue and deliver the Additional Sponsor Shares to the Sponsor; and

(D) Section 5.12 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.12. Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VI and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the SPAC’s public stockholders pursuant to the SPAC Stockholder Redemption, (B) pay any Unpaid SPAC Expenses remaining after the issuance of shares of the Surviving Corporation as consideration in lieu of payment of $2,000,000 of Unpaid SPAC Expenses pursuant to Section 2.1(a)(ix) hereof to the Sponsor and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein. To the extent there are insufficient funds in the Trust Account to pay any remaining Unpaid SPAC Expenses pursuant to subclause (B) above, the Surviving Company shall, at the Closing, pay such remaining Unpaid SPAC Expenses, with any such amount due to Sponsor not to exceed $600,000.

(E) A new Section 5.22 shall be added to the end of ARTICLE V as follows:

Section 5.22. Additional Sponsor Shares and Service Provider Shares. The Surviving Company shall cause to be filed with the SEC (at the Surviving Company’s sole cost and expense) a registration statement registering the resale of the (i) Additional Sponsor Shares and (ii) 350,000 shares of Series A Common Stock to be issued to Pillsbury Winthrop Shaw Pittman LLP pursuant to Section 2.7(k)(iii) hereof (the “Service Provider Shares”), and the Surviving Company shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 60th calendar day (or 90th calendar day if the SEC notifies the Surviving Company that it will “review” the registration statement) following the Closing and (y) the 10th business day after the date the Surviving Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The registration of the Additional Sponsor Shares and Service Provider Shares may also be on the same registration statement registering shares issued at the Closing relating to any PIPE Financing. The Additional Sponsor Shares and Service Provider Shares will not be subject to a lock-up agreement.

(F) Section 8.6 of the Agreement is hereby amended and restated in its entirety as follows:

Section 8.6. Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, in the event the Closing occurs, Unpaid Company Expenses and Unpaid SPAC Expenses shall be borne by the Trust Account (subject to Section 5.12 hereof in the case of Unpaid SPAC Expenses such that certain Unpaid SPAC Expenses may be paid by the Surviving Company) (provided, however, that the effect of such payment shall be disregarded for the purposes of Section 6.1(g), but not, for the avoidance of doubt, Section 6.3(c)).

Section 2. Unpaid SPAC Expenses. As of the Closing, the Parties agree that (i) $2,000,000 of such Unpaid SPAC Expenses shall be paid with 600,601 shares of common stock, par value $0.0001, of the Surviving Corporation, in accordance with Section 2.1(a)(ix) of the Agreement, (ii) the Unpaid SPAC Expenses, for purposes of calculating the Available Closing Cash in the Agreement, shall exclude the $2,000,000 that has been paid in equity and (iii) $600,000 of Unpaid SPAC Expenses shall be paid to the Sponsor in accordance with Section 5.12 of the Agreement.

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Section 3. No Other Amendments. Each reference to “this Agreement,” “hereunder,” “hereof” and other similar references set forth in the Agreement and each reference to the Agreement in any other agreement, document or other instrument shall, in each case, refer to the Agreement as modified by this Amendment. Except as and to the extent expressly modified by this Amendment, the Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Agreement.

Section 4. Miscellaneous Provisions. Article VIII of the Agreement shall apply to this Amendment mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF each Party has hereunto caused this Amendment to be duly executed on its behalf as of the day and year first above written.

SPAC:

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Name:	Shahraab Ahmad
Title:	Chief Executive Officer

MERGER SUB:

ABPRO MERGER SUB CORP.

By:	/s/ Shahraab Ahmad
Name:	Shahraab Ahmad
Title:	President

COMPANY:

ABPRO CORPORATION

By:	/s/ Ian Chan
Name:	Ian Chan
Title:	Chief Executive Officer